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SKY FINANCIAL GROUP, INC.                                         EXHIBIT  12.2



COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(Including Interest on Deposits)

Sky Financial's ratios of earnings to fixed charges (including interest on deposits) for the five years ended December 31, 1999 and the three months ended March 31, 2000 and 1999 were as follows:

                                                          Years Ended December 31,                         Three Months Ended
                                         1999          1998        1997         1996         1995           2000        1999
                                      --------------------------------------------------------------    ----------------------
                                                           (dollars in thousands)                        (dollars in thousands)

Income before income taxes            $ 104,778    $  75,774    $ 137,897     $ 120,758    $ 112,335    $  45,174    $  43,661
Income tax expense                       33,596       23,811       43,679        37,202       34,951       14,068       13,780
                                      ---------    ---------    ---------     ---------    ---------    ---------    ---------
Net income                               71,182       51,963       94,218        83,556       77,384       31,106       29,881
Non-recurring gains, merger and
   restructuring expenses and
   non-recurring provisions for
   credit losses, net of tax             52,611       47,182       (4,901)        5,439          462            -            -
                                      ---------    ---------    ---------     ---------    ---------    ---------    ---------
Operating earnings                    $ 123,793    $  99,145    $  89,317     $  88,995    $  77,846    $  31,106    $  29,881
                                      =========    =========    =========     =========    =========    =========    =========

Fixed charges:
Interest expense on deposits          $ 197,863    $ 220,325    $ 211,525     $ 195,302    $ 200,117    $  50,593    $  51,041
Interest expense
   (other than on deposits)              72,087       65,587       55,131        51,119       35,863       21,844       16,321
One-third of rents, net of income
   from subleases                         1,137        1,060          845           746          455          231          218
                                      ---------    ---------    ---------     ---------    ---------    ---------    ---------
Total fixed charges                   $ 271,087    $ 286,972    $ 267,501     $ 247,167    $ 236,435    $  72,668    $  67,580
                                      =========    =========    =========     =========    =========    =========    =========


Earnings  (for ratio calculation)     $ 450,810    $ 430,531    $ 400,497     $ 376,293    $ 349,481    $ 117,842    $ 111,241


Ratio of earnings to fixed charges         1.66 x       1.50 x       1.50 x        1.52 x       1.48 x       1.62 x       1.65 x




For purposes of computing the ratios of earnings to fixed charges, earnings represent operating earnings, excluding non-recurring gains, merger and restructuring expenses and non-recurring provisions for credit losses plus fixed charges and total taxes based on operating income and fixed charges. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits), one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases and capitalized interest. Fixed charges, including interest on deposits, include all interest expense, one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases, and capitalized interest.